UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

VG ACQUISITION CORP.
(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

G9446E105
(CUSIP Number)

DECEMBER 31, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	G9446E105	SCHEDULE 13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 706,823
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 706,823

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,823
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G9446E105	SCHEDULE 13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS Riverview Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 250,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 250,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G9446E105	SCHEDULE 13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 507,331
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 507,331

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,331
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G9446E105	SCHEDULE 13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS ICS Opportunities II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G9446E105	SCHEDULE 13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 556,531
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 556,531

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,531
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	G9446E105	SCHEDULE 13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,513,354
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,513,354

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,513,354
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G9446E105	SCHEDULE 13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,513,354
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,513,354

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,513,354
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G9446E105	SCHEDULE 13G	Page	9	of	16

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,513,354
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,513,354

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,513,354
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	G9446E105	SCHEDULE 13G	Page	10	of	16

Item 1.
	(a)	Name of Issuer:

VG Acquisition Corp., a Cayman Islands exempted company (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

65 Bleecker Street, 6th Floor New York, New York 10012

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Riverview Group LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

ICS Opportunities, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

ICS Opportunities II LLC c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Group Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares")

	(e)	CUSIP Number:

G9446E105

CUSIP No.	G9446E105	SCHEDULE 13G	Page	11	of	16

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	G9446E105	SCHEDULE 13G	Page	12	of	16

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

   As of the close of business on December 31, 2020, the reporting persons beneficially owned an aggregate of 1,513,354 of the Issuer’s Class A Ordinary Shares as a result of holding 1,006,019 of the Issuer’s Class A Ordinary Shares and 507,335 of the Issuer’s units. Each unit consists of one Class A Ordinary Share of the Issuer and one-third of one warrant of the Issuer. Each whole warrant entitles the holder to purchase one Class A Ordinary Share of the Issuer. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering. Specifically, as of the close of business on December 31, 2020:

   i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 706,823 of the Issuer’s Class A Ordinary Shares as a result of holding 706,819 of the Issuer’s Class A Ordinary Shares and 4 of the Issuer’s units;

   ii) Riverview Group LLC, a Delaware limited liability company ("Riverview Group"), beneficially owned 250,000 of the Issuer’s Class A Ordinary Shares;

   iii) ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owned 507,331 of the Issuer’s Class A Ordinary Shares as a result of holding 507,331 of the Issuer’s units; and

   iv) ICS Opportunities II LLC, a Cayman Islands limited liability company ("ICS Opportunities II"), beneficially owned 49,200 of the Issuer’s Class A Ordinary Shares, which together with the Issuer’s Class A Ordinary Shares beneficially owned by Integrated Core Strategies, Riverview Group and ICS Opportunities represented 1,513,354 of the Issuer’s Class A Ordinary Shares or 3.0% of the Issuer’s Class A Ordinary Shares outstanding.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and ICS Opportunities II and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II.

   Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II.

   The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities and ICS Opportunities II.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities or ICS Opportunities II, as the case may be.

(b) Percent of Class:

   As of the close of business on December 31, 2020, Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have beneficially owned 1,513,354 of the Issuer’s Class A Ordinary Shares or 3.0% of the Issuer’s Class A Ordinary Shares outstanding (see Item 4(a) above), which percentage was calculated based on 50,855,000 of the Issuer’s Class A Ordinary Shares outstanding as of November 16, 2020, as reported in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No.	G9446E105	SCHEDULE 13G	Page	13	of	16

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   1,513,354 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   1,513,354 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G9446E105	SCHEDULE 13G	Page	14	of	16

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 10, 2021, by and among Integrated Core Strategies (US) LLC, Riverview Group LLC, ICS Opportunities, Ltd., ICS Opportunities II, Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

CUSIP No.	G9446E105	SCHEDULE 13G	Page	15	of	16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2021

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
RIVERVIEW GROUP LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander

CUSIP No.	G9446E105	SCHEDULE 13G	Page	16	of	16

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Ordinary Shares, par value $0.0001 per share, of VG Acquisition Corp., a Cayman Islands exempted company, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 10, 2021

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
RIVERVIEW GROUP LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander